June 3, 2025

Christopher Nicoll
Chief Executive Officer
Thunder Power Holdings, Inc.
221 W 9th St #848
Wilmington, Delaware 19801

       Re: Thunder Power Holdings, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed May 29, 2025
           File No. 001-41424
Dear Christopher Nicoll:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Elizabeth Fei Chen, Esq.